

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Mr. Stephen B. Tanger
President and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

   Re:   **Tanger Factory Outlet Centers, Inc.**
         **Form 10-K for the Year Ended December 31, 2010**
         **File No. 1-11986**
         **Tanger Properties Limited Partnership**
         **Form 10-K for the Year Ended December 31, 2010**
         **File No. 333-3526-01**

Dear Mr. Tanger:

       We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,


                              Daniel L. Gordon
                              Branch Chief